1-A/@

SEC File No. 24-3922

RECEIVED
MAR 19 2004
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

SECURITIES AND EXCHANGE COMMISSION

POST-EFFECTIVE AMENDMENT NO. 6

TO

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

04020468

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

MAINE
(State or other jurisdiction of incorporation or organization)

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

MICHAEL E. WESTORT
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

50	01-0223033
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

By this post-qualification amendment, Associated Grocers of Maine, Inc. terminates this Regulation A offering statement, having ceased engaging in sales with respect to securities thereunder on September 16, 2003.

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on March 17, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________

Michael E. Westort, its President and Chief Executive Officer

This post-effective amendment to the offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael E. Westort, President and Chief Executive Officer

____
Ronald Cloutier, Chief Financial Officer

____
Thomas Barber, Director

____
Craig Burgess, Director

____
Lynn Goldfarb, Director

____
Arthur Markos, Director

____
Charles O'Brien, Director

____
Vernon Seile, Director

____
David Sleeper, Director

____
Fredrick Crowe, Director

____
John Beaupre, Director

____
Wayne Crandall, Director

____
Michael Kiernan, Director

____
Barry McCormick, Director

____
Larry Plotkin, Director